UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras concludes the sale of the Miranga Cluster

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Rio de Janeiro, December 06, 2021 - Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on 02/24/2021, informs that it concluded today the sale of its total stake in nine onshore exploration and production fields, jointly called Miranga Cluster, located in the state of Bahia, to SPE Miranga S.A., a wholly owned subsidiary of PetroRecôncavo S.A. (PetroRecôncavo).

After compliance with the preceding conditions, the transaction was concluded with the payment of US$ 47.7 million to Petrobras, already with the adjustments provided for in the contract. The amount received at closing is in addition to the US$ 11 million paid to Petrobras when the sale contract was signed. The company will still receive the following installments, subject to adjustments: (i) US$ 80.1 million that will be paid in installments over twelve, twenty-four and thirty-six months; and (ii) up to US$ 85 million of contingent payments related to future oil prices.

This disclosure is in accordance with Petrobras' internal rules and with the provisions of the special procedure for assignment of rights on exploration, development and production of oil, natural gas and other fluid hydrocarbons, provided for in Decree 9,355/2018.

This transaction is aligned with the company's strategy of portfolio management and capital allocation improvement, aiming to maximize value and provide greater return to society. Petrobras is increasingly concentrating its resources on assets in deep and ultradeep waters, where it has shown a great competitive differential over the years, producing better quality oil and lower greenhouse gas emissions.

About Miranga Cluster

The Cluster comprises the onshore fields of Miranga, Fazenda Onça, Riacho São Pedro, Jacuípe, Rio Pipiri, Biriba, Miranga Norte, Apraiús, and Sussuarana, located in the state of Bahia. Petrobras is the operator with 100% stake in these concessions. The average production of the Miranga Cluster in 2021 was approximately 691 barrels of oil per day (bpd) and 362.3 thousand cubic meters of natural gas per day.

About PetroRecôncavo S.A.

PetroRecôncavo is a Brazilian oil and gas company, listed in the Novo Mercado of the Brazilian stock exchange – B3, active in revitalizing and increasing the recovery factor of mature onshore fields and is currently one of the largest independent producers in the industry.

The company acquired Petrobras' stake in the Riacho da Forquilha Cluster in 2019. In 2020, it acquired a new exploratory block in the Potiguar Basin and signed a purchase and sale agreement regarding Petrobras' stake in the Remanso Cluster.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 6, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer